Mail Stop 3561

May 5, 2006

Via U.S. Mail

Tom Hamilton
President and Chief Executive Officer
BCAP LLC
200 Park Avenue
New York, NY 10166

Re: BCAP LLC
Registration Statement on Form S-3
Filed April 10, 2006
File No. 333-133181

Dear Mr. Hamilton:

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review only covers the issues addressed in our comments below. Please also note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please confirm that you will file unqualified legal and tax opinions at the time of each takedown.

2. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Prospectus Supplement related to the issuance of certificates
[Interest Rate Cap and Swap Counterparty, page S-54

3. We note your bracketed language on page S-55 that you will update as necessary to provide information as outlined in Items 1114(b)(1) and (2). As to the interest rate and swap counterparty, it appears to us that you should provide disclosure pursuant to Item 1115 of Regulation AB. Please revise accordingly. Please also continue to provide bracketed disclosure to indicate that you provide information pursuant to Item 1114 for other potential credit providers, in an appropriate place.

Prospectus Supplement related to the issuance of notes
Description of Credit Enhancement, page S-55

4. Please provide bracketed language to indicate that you will provide all the information required by Item 1114 of Regulation AB.

5. Also, in an appropriate place, provide bracketed disclosure indicating that you will provide all of the information required by Item 1115 of Regulation AB, if you anticipate using derivatives in an offering of notes.

[Financial Guaranty Insurance Policy, page S-55

6. Please provide us an analysis as to why you do not believe the guaranty is a separate security that would need to be registered. Please refer to footnote 329 in the ABS Adopting Release (Release Nos. 33-8518 and 34-50905).

Base Prospectus

Credit Support, page 13

7. All anticipated forms of credit support should be described in the base prospectus. Please include a description of "reinvestment income" in an appropriate place in the base prospectus.

Description of Credit Support, page 87

8. Please delete the last bullet point that begins with "a similar credit support instrument" or revise to list other types of credit support you contemplate. Also, tell us how the other types of credit support will meet the definition of an asset-backed security. Similarly revise the last bullet on page 13 of your summary.

Cross-Support Provisions, page 93

9. We note that the disclosure in the second paragraph of this section indicates that credit support for the offered securities may apply concurrently to two or more related trust funds. Please revise to better explain the meaning of this sentence or confirm to us that you do not intend to use any assets, cash flows from assets or credit enhancement included in one trust fund to act as credit enhancement for a separate trust. Please similarly revise your summary on page 13.

Derivative Products, page 94

10. We note the last paragraph of this section on page 95. Please delete this paragraph or disclose the "other types or arrangements" that you may enter. Also, tell us how the other types of derivative arrangements will meet the definition of an asset-backed security.

Exhibits

11. Please file your revised form of Pooling and Servicing Agreement with your next amendment.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.

Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3210 with any other questions.

Regards,

Susan Block
Attorney-Advisor

cc: Michael Gambro, Esq.
        Cadwalader, Wickersham & Taft LLP
        Fax: (212) 504-6666